Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

April 7, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth Bentzinger, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:

Post-effective amendment filed under Rule 485(a) for “Flex Edge Success” and “Joint Edge,” a flexible premium fixed and variable life insurance policy, issued by Nassau Life Insurance Company (“Nassau”) and Nassau Life Variable Universal Life Account (the “Account”), File Nos. 033-23251, 811-04721

Dear Ms. Bentzinger:

This letter responds to the comments you conveyed to Chris Sprague and Timothy Graves of Eversheds Sutherland LLP on March 25, 2021 with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus, statement of additional information, and Part C, which reflect conforming edits.

I.	PROSPECTUS

General

a.	COMMENT: Confirm all applicable staff comments provided in connection with the 2020 merger between Nassau and Foresters Life Insurance and Annuity Company are included in the prospectus.

RESPONSE: We confirm that any applicable staff comments are incorporated into the prospectus.

Cover Page

a.	COMMENT: If applicable, include the required Rule 30e-3 disclosure legend.

RESPONSE: Rule 30e-3 disclosure is not applicable because we will continue to provide paper-only delivery of the underlying fund annual and semi-annual reports and other materials contemplated by Rule 30e-3.

Key Information Table (“KIT”)

a.

COMMENT: With respect to the “Location in Prospectus” column, you generally indicated that cross-references should hyperlink to the prospectus location, even where the registrant is opting to continue providing paper-only delivery of the prospectus.

RESPONSE: We will add such hyperlinks no later than when the 485(b) filings for this product group are made.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission April 7, 2021 Page 2

b.

COMMENT: In the row entitled “Charges for Early Withdrawals,” add lead in language at the beginning to the effect of “if you surrender during the first 10 policy years.” Also, remove language about the surrender charge decreasing over time.

RESPONSE: We have made these changes.

c.	COMMENT: In the row entitled “Charges for Early Withdrawals,” reconcile the numbers with the information on page 24 regarding the amount of the surrender charge.

RESPONSE: We have revised the disclosure in this row to comport with the disclosure on page 24, and so that the example refers to both single life policies and multiple life policies.

d.	COMMENT: In the row entitled “Charges for Early Withdrawals,” provide an example for multiple life policies to the extent it differs from single life policies.

RESPONSE: The example provided applies to both single life policies and multiple life policies.

e.

COMMENT: In the row entitled “Charges for Early Withdrawals,” confirm that the premium amount used in the example is the highest amount that could be paid for a $100,000 face amount policy. If it is possible that a higher surrender charge could apply if the assumed premium amount were greater, please revise the example to reflect this.

RESPONSE: We have confirmed that all of the in-force policies covered by this registration statement (i.e., both the Template and the Replicates) are beyond their surrender charge period, and, as we have indicated, there are no new sales of the policies. Thus, presenting a mathematical illustration of the amount of the surrender charge is purely hypothetical with respect to these policies. For that reason, we respectfully submit that it is unnecessary to revise the example to assume a larger premium paid that in turn would result in a higher illustrated surrender charge.

f.

COMMENT: In the row entitled “Charges for Early Withdrawals,” after the example add disclosure that indicates that: (1) a surrender charge applies if the policy lapses during the first 10 policy years (2) a partial surrender charge is imposed for partial surrenders and decreases of the face amount during the first 10 policy years and (3) a partial surrender fee is imposed on partial surrenders during the first 10 policy years.

RESPONSE: We have made these changes.

g.

COMMENT: In the “Transaction Charges” row, remove the word “full” from the first sentence. Also, rather than describing each transaction charge as a separate line item, please provide a brief list of the charges. For example: “including the monthly charge for the first 12 months following issuance of the policy and any increase in face amount, federal and state premium taxes deducted from each premium payment, and charges for transferring policy value among the investment options.”

RESPONSE: We have made these changes.

h.

COMMENT: Under “Ongoing Fees and Expenses,” remove the parenthetical from the row header. Also, add mortality and expense risk charges, administrative charges, and loan costs to the list of ongoing fees and expenses.

RESPONSE: We have made this change.

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i.

COMMENT: In the row entitled “Ongoing Fees and Expenses,” revise the formatting so that the “You will also bear expenses associated. . .” sentence and subsequent related information, including the “Annual Fee Min/Max” table, is contained within the middle column of the overall “KIT.” Also, remove the horizontal lines separating these lower sections from the “Ongoing Fees and Expenses” row so that the “Ongoing Fees and Expenses” row is a single line item of the overall “KIT.” Also, ensure the “You will also bear expenses associated…” sentence is not bold.

RESPONSE: We have done so.

j.	COMMENT: In the row entitled “Ongoing Fees and Expenses,” mention that the expenses listed for the investment options are for the year ended 12/31/20, and will vary from year to year.

RESPONSE: We have done so.

k.

COMMENT: In the row entitled “Not a Short-Term Investment,” add “and death benefit” to the end of the third bullet. Also, include a cross-reference in the “Location in Prospectus” column to the tax section specifically.

RESPONSE: We have done so.

l.	COMMENT: Under “Risks Associated with Investment Options,” add “and the GIA” to the heading.

RESPONSE: We have made this change.

m.

COMMENT: Under “Insurance Company Risks,” conform the language to the form requirement by including a statement that investment in the policy is subject to risks related to Nassau Life. Also, add “any obligations, including under the GIA” language.

RESPONSE: We have done so.

n.	COMMENT: Under “Contract Lapse,” add “and surrender charges may apply” to the end of the paragraph.

RESPONSE: We have done so.

o.

COMMENT: In the “Exchanges” row, in order to address both scenarios effectively, include a statement that “Similarly, some investment professionals may have a financial incentive to offer you a new contract in place of this one.” Also, in the second sentence refer to the investor’s determination that it is better to purchase “a new policy” instead of the current reference to “this policy.”

RESPONSE: We have done so.

Overview

a.	COMMENT: Under the discussion of “Loans and Partial Surrenders,” change the heading to indicate that full surrenders are also discussed in this section, not just partial surrenders.

RESPONSE: We have made this change.

b.	COMMENT: Under the discussion of “Loans and Partial Surrenders,” add that partial surrenders and loans may reduce the death benefit in addition to reducing the face

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amount of the policy. Also, remove the sentence “Additionally, each of these transactions has costs associated with them.”

RESPONSE: We have made this change.

c.	COMMENT: Under the discussion of “Loans and Partial Surrenders,” briefly mention net loan interest charge.

RESPONSE: We have made this change.

d.	COMMENT: Under the discussion of “Loans and Partial Surrenders,” indicate that there may be tax consequences to loans, surrenders, and partial surrenders.

RESPONSE: We have made this change.

Fee Table

a.	COMMENT: In the “Premium Tax Charge” row, include the charge imposed on multiple life policies.

RESPONSE: We have made this change.

b.	COMMENT: In the “Surrender Charge” and “Partial Surrender Charge” rows, add “during the first 10 policy years” to when the charge is deducted.

RESPONSE: We have done so.

c.	COMMENT: In the “Transfer Charge” row, emphasize the maximum charge more prominently. Additional information about the transfer charge can be relegated to a footnote.

RESPONSE: We have done this.

d.

COMMENT: In the “Periodic Charges Other than Annual Portfolio Company Expenses” table, remove either the “Base Policy Charge” row or the “Mortality and Expense Risk Charge” row, as the two are duplicative.

RESPONSE: We have deleted the “Base Policy Charge” row.

e.

COMMENT: Throughout the “Periodic Charges Other than Annual Portfolio Company Expenses” table, double-check all representative insured example assumptions. Confirm that each is appropriate and that all necessary assumptions have been listed (and unnecessary assumptions removed).

The assumptions should be based on the greatest number of representative insureds (fairly representative of actual or expected policy sales), and should include separate examples for single life policies and multiple life policies where appropriate. The assumptions should not include characteristics that do not cause the charge to vary (i.e., the charge is not based on a given characteristic), and should include any assumptions that do cause the charge to vary (i.e., where policy year affects a charge, the policy year assumed should be mentioned).

In particular, the “Optional Insurance Benefits – Multiple Life Policies” currently lists examples based on a single life rather than multiple life. In addition, one of them assumes “two 45 year old male nonsmokers” as the greatest representative insured.

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Ensure that the representative insureds for multiple life policies are the greatest pair of representative insureds.

RESPONSE:

➢	We confirm the accuracy of representative insured assumptions.

➢

You also asked about riders designed for multiple lives. Only the Survivor Purchase Option rider covers both insureds, which is why two insureds are mentioned, and those insureds are the greatest pair of representative insureds. In contrast, the other riders in that section of the fee table are elected for each life individually, which is why only a single insured is listed.

f.	COMMENT: Under “Cost of Insurance,” in the “Amount Deducted” column, delete the sentence “We will increase this charge as they age.”

RESPONSE: We have done so.

g.

COMMENT: Remove the “Other Tax Charges” line item. Also, move the “Loan Interest Rate Charged” line item to the “Optional Insurance Benefits” section below, and remove the sentence “If not paid on that date, we will treat the accrued interest as another loan against the policy” from the “When Charge is Deducted” column.

RESPONSE: We have made these changes.

h.	COMMENT: Remove any optional benefit riders with no fee from the table.

RESPONSE: We have done so.

i.

COMMENT: In footnotes 5 and 7 to the “Periodic Charges” table, conform to the specific wording of the form regarding variance of the charge based on individual characteristics and finding the specific rates applicable to the investor.

RESPONSE: We have done so.

j.	COMMENT: In “Annual Portfolio Company Expenses,” indicate that annual fund expenses listed are for the year ended 12/31/20, and will vary from year to year.

RESPONSE: We have done so.

Principal Risks

a.	COMMENT: Consider adding headings to the first two paragraphs (e.g., risk of poor investment performance).

RESPONSE: We have added the headings.

b.	COMMENT: Add to the first paragraph that if the chosen investment options don’t make enough money to cover investment expenses, you may have to pay more premiums to keep the policy from lapsing.

RESPONSE: We have made that change.

c.	COMMENT: Under “Risk of Lapse,” amend the list in the final sentence to include insufficient premium payments, policy charges, and poor investment performance in addition to the items already listed.

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RESPONSE: We have added these items.

d.

COMMENT: Under “Transfer Risk,” state that money in the GIA can be tied up for a significant amount of time. Also, the restrictions mentioned in this section should also be mentioned in the “Investments” row of the “Restrictions” section of the “KIT.”

RESPONSE: We have made these changes.

e.	COMMENT: Under “Face Amount Increase Risk,” state that increases will be assessed an increase expense charge and will increase the potential surrender charges.

RESPONSE: We have made that change.

f.

COMMENT: Under “Insurance Company Insolvency,” add that the policy guarantees are supported by the company’s general account and depend on the financial strength and claims-paying ability of the company. Also, add that financial difficulty could interfere with the company’s ability to pay the death benefit and benefits under the optional riders.

RESPONSE: We have made that change.

g.	COMMENT: Under “Tax Consequences,” note the adverse consequences associated with taking loans and partial surrenders.

RESPONSE: We have made that change.

h.

COMMENT: Include a risk factor for limitations on accessing cash value. In particular: (1) if you take a loan or partial surrender you may decrease policy value, cash surrender value, and death benefit and increase the risk of lapse; (2) policy loans are charged interest and do not participate in the performance of the investment options; and (3) partial and full surrenders are subject to surrender charges and partial surrender fees.

RESPONSE: We have added this risk factor.

Nassau Life Variable Universal Life Account

a.	COMMENT: Instruction 8(C) requires a statement that obligations under the general account are subject to the company’s claims paying ability and financial strength.

RESPONSE: We have added this.

b.	COMMENT: The bold language relating to the underlying funds should move to page 17 where the funds are discussed, under “The Variable Investment Options” heading.

RESPONSE: We have made that change.

c.	COMMENT: Under “Valuation Date,” delete “However, transaction processing may be postponed . . .. reserves the right to change the NYSE schedule as conditions warrant.”

RESPONSE: We have deleted this language.

The Guaranteed Interest Accounts

a.

COMMENT: In the final paragraph of the “GIA” section, delete the wording that the SEC has not reviewed the general account disclosures. Also, change “may be subject to” to “are subject to” in the following sentence.

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RESPONSE: We have done so.

Charges and Deductions

a.	COMMENT: Under “Issue Expense Charge,” remove the second sentence (“There is an issue expense charge. . .”).

RESPONSE: We have deleted it.

b.	COMMENT: Under “Purchase Protection Plan Rider,” explain what a PPP unit is.

RESPONSE: We have done so.

c.	COMMENT: On page 23, separate “Loan Interest Charged” from the daily charges and investment charges. It is different.

RESPONSE: We have made that change.

d.

COMMENT: Under “Surrender Charge,” reconcile the calculation provided (“A is equal to . . ..”) with the “KIT” and the “Fee Table.” Also, clarify what “this amount” is under items 2 and 3 of the calculation.

RESPONSE: We have clarified that disclosure.

e.	COMMENT: Under “Transfer Charge,” add that there is no transfer charge to or from the GIA.

RESPONSE: We have done so.

f.	COMMENT: Under “Fund Charges,” track the language in the form under 7(C).

RESPONSE: We have done so.

Postponement of Payments

a.	COMMENT: In the third bullet regarding postponement based on when the markets are closed, please provide what the legal authority is for the company to rely on that.

RESPONSE: We have revised the disclosure to track section 22(e).

b.	COMMENT: In the third bullet, remove “or is not reasonably practicable to determine the policy value” and instead track the language in section 22(e).

RESPONSE: We have revised the disclosure to track the section 22(e) language.

Optional Insurance Benefits

a.

COMMENT: Move all of the discussion from the “Optional Insurance Benefits” heading on page 31 to the bottom of page 33 (not including the “Death Benefit” section that begins on page 34) so that it follows the “Benefits Table” on page 35.

RESPONSE: We have moved it.

b.	COMMENT: Pursuant to the form instruction under 11(B), provide examples illustrating the operation of each optional benefit.

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RESPONSE: We have added those examples.

Death Benefit

a.

COMMENT: Please confirm that everything about the death benefit which is required by form instruction 10(a) is included in this section and that cross-references to other sections are included as needed.

RESPONSE: We have revised this section to the extent needed and confirm it complies with that section.

b.	COMMENT: Under “Requests for Increase in Face Amount,” please disclose if there is any maximum face amount, per form instruction 10(b).

RESPONSE: The maximum face amount under the policies is $5,000,000. We have included this disclosure.

Benefits Table

a.	COMMENT: Remove the “Death Benefit” row.

RESPONSE: We have deleted it.

b.

COMMENT: In the “Dollar Cost Averaging Program” row, explain what the “bank draft program” mentioned in a bullet of the “Restrictions” column is. It is not a defined term or described in the prospectus.

RESPONSE: The bank draft program, which exists for both variable annuities and variable life, allows the customer to make premium payments through a direct transfer of funds from a bank account. We have added disclosure regarding that program.

c.

COMMENT: In the “Policy Loan” row, include in the “Restrictions” column that policy loans do not participate in investment option performance; that they may reduce the policy value, cash surrender value, and death benefit; and that they may increase the risk of lapse and have tax consequences.

RESPONSE: We have added this.

Payment Options

a.	COMMENT: Under “Option 5,” state that if the payee dies before the second payment, no additional payments will be made.

RESPONSE: We have done so.

Surrenders

a.

COMMENT: Under “Partial Surrenders,” double check that the content of the first paragraph relates only to partial surrenders and not to full surrenders (e.g., the return of the policy requirement and the reference to the cash surrender value).

RESPONSE: We have amended this section.

Transfer of Policy Value

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a.	COMMENT: Under “Internet and Phone Transfers,” clarify whether this policy applies to GIA transfers as well as the investment options.

RESPONSE: We have done so.

b.

COMMENT: Move the discussion from the “Systematic Transfer Programs” heading through the end of the “Policy Loans” heading (ending on page 49, before the “Lapse and Reinstatement” heading) so that it follows the “Benefits Table.”

RESPONSE: We have done so.

c.	COMMENT: Under “Additional Programs,” only one program is described, but the section includes language relating to “one of the additional programs described below.”

RESPONSE: We have not made this change. This section describes how you can choose either the Franklin Templeton Founding Investment Strategy or a Morningstar Asset Allocation Series Portfolio. The Phoenix-Ibbotson Strategic Asset Allocation is another program, but that has been closed to new investors since 2009.

Lapse and Reinstatement

a.	COMMENT: Please state that surrender charges will apply if the policy lapses in the first 10 policy years.

RESPONSE: We have done so.

b.	COMMENT: Regarding the third paragraph, what is the legal basis for restricting surrenders during the grace period?

RESPONSE: We have removed the sentence suggesting that surrenders could be restricted during the grace period and replaced the sentence with the following:

During the grace period, the policy will continue in force, but investment option transfers and loans will not be permitted.

Appendix A

a.

COMMENT: Confirm that no website or email address will be provided through which to request underlying fund prospectuses. Although not required where paper-only delivery is intended, if they have an electronic medium it should be included.

RESPONSE: For the present, underlying fund prospectuses and supplements will be delivered in paper form to VUL policyholders when such documents are issued by the funds. In addition, VUL policyholders may request copies of underlying fund prospectuses and certain other materials by calling our New York Customer Service Office. At this time, we will not maintain a website on which underlying fund prospectuses will be posted.

b.	COMMENT: In the “Returns” column, add “as of 12/31/20.”

RESPONSE: We have done so.

Back Cover Page

a.	COMMENT: This is missing.

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RESPONSE: we have added the back cover page.

II.	STATEMENT OF ADDITIONAL INFORMATION

a.

COMMENT: Under “Underwriter,” include the disclosures required by form instruction 25(b)(2), regarding the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the last three fiscal years.

RESPONSE: We have included this information. (The fact that the principal underwriter does not retain any commissions and related disclosure appears in the prospectus).

b.	COMMENT: The Distribution of Policies section is not needed here. If you choose to maintain it, include a statement that the offering is continuous.

RESPONSE: We are maintaining this information, and we have indicated that the offering is continuous.

III.	PART C

a.	COMMENT: In the exhibit list, delete “form of” from Exhibit L powers of attorney.

RESPONSE: We have done so.

Very truly yours,

Dodie C. Kent
Partner
Eversheds Sutherland (US) LLP

CC: Christopher Sprague, Esq.